August 30, 2019

VIA EDGAR

Office of Real Estate and Commodities,

Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention:            Stacie Gorman

Re:	CIM Commercial Trust Corporation Registration Statement on Form S-3 Filed August 13, 2019 File No. 333-233256

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CIM Commercial Trust Corporation (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective on August 30, 2019 or as soon as practicable thereafter.

If you have any questions with respect to this matter, please contact Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603.  In addition, please notify Mr. Brown when this request for acceleration has been granted.

Sincerely,

/s/ David Thompson
David Thompson
Chief Executive Officer CIM Commercial Trust Corporation

Cc:	Patrick S. Brown
(Sullivan & Cromwell LLP)